V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
February 14, 2008
Via Fax, Edgar and Overnight Delivery
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-3628

Re:	LNB Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 31, 2008 by AMG Investments, LLC
SEC File No. 000-13203
Dear Mr. Duchovny,
Our responses to the comments contained in your letter of February 5, 2008 to the preliminary proxy statement filed by AMG Investments follow. For your convenience, we have repeated your comments before our responses.
Preliminary Schedule 14A
Cover Page
1.	Please revise the cover page of your proxy statement and the form of consent to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.
We have added the requested language.
Why we need your help?, page 4
2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the various statistics and citations disclosed in the last paragraph of page 4 and throughout proposal One.
We have updated the disclosure regarding LNB’s financial information to reflect the year-end 2007 results. LNB filed their year-end 2007 results as Exhibit 99.1 to a Form 8-K dated February 6, 2008. The statistics regarding Ohio banks were compiled from a survey published by Stifel Nicolaus, a copy of which is attached as Exhibit 2.1. Support for the citations contained in proposal one is attached as Exhibit 2.2
Proposal Two, page 13
3.	Disclose any potential effects of this proposal, both positive and negative, on existing security holders of the company. Please also apply this comment to proposal Three.
We believe that our disclosure in proposal two and three discusses the impact on shareholders. We believe that with respect to both proposals there is no significant negative impact on the rights of shareholders. With respect to proposal two (the reduction in the size of the board), we state that we believe that a smaller board can operate more efficiently and effectively as a large board can be unwieldy, especially for a company the size of LNB. In addition, because the shareholders of LNB do not have the right to exercise cumulative voting, there is less of an impact on shareholders in reducing the size of the board. AMG has never intended to control the board and has clarified its disclosure throughout the document accordingly, including a revision to the amendment in proposal two explicitly setting the initial board at nine members. Therefore, if proposal two is approved by shareholders, the size of the board will be nine members, to which AMG is nominating three members.
     With respect to proposal three, AMG believes that a super-majority provision for shareholders to hold directors accountable is too high of a bar. The proposal would lessen the vote required to remove a director from 75% of the outstanding shares to a majority (50.1%) of the outstanding shares. AMG believes that while still difficult to achieve and a discouragement for a hostile takeover, a majority is a more reasonable threshold. AMG believes removing the super-majority vote (75%) would make the right to remove directors a “real” and achievable right.
Proposal Four, page 16
4.	Please disclose whether the participants in this solicitation have any plans or proposals in connection with their proposed review of the company’s operations and strategic plans.

The participants in this solicitation do not have any specific plans or proposals in connection with their proposed review of LNB’s operations and strategic plans. As disclosed, if elected, AMG’s nominees intend to review the strategies and operations of LNB. Currently, AMG’s nominees do not have access to the information they would need to begin formulating meaningful plans for the bank.
5.	Please clarify under “Vote Required” whether the vote required to remove directors, whether proposal Three is approved or not, relates to each individual director.
We have clarified this language to apply to each individual director.
Proposal Five, page 18
6.	Please tell us, with a view toward revised disclosure, whether under state law the reduction in size of the board can be effected through the removal of more directors than those nominated for the resulting vacancies. Please address this comment, as applicable, in this proposal and in proposal Two.
Currently, LNB’s code of regulations provides that the size of the board is set at 15. It should be noted that LNB’s preliminary proxy indicates that the board is fixed at 13 members. No reduction in the size of the board can be effected through the removal of more directors than those nominated for the resulting vacancies. Under LNB’s code, the board, and in some instances the shareholders, would have the authority to elect directors to fill vacancies. If proposal two is approved at the meeting, then the board will be set at nine members. If enough directors are removed so that even if our nominees are elected the number of directors would be less than nine, then the vacancies can be filled by the board or, shareholders, in some instances. However, if proposal three is approved, vacancies created by the removal of directors can only be filled by shareholders. We have revised the disclosure in proposal two to address this comment.
7.	On a related note, we note your disclosure relating to the order in which your nominees will be elected to the board in the event less than all of the directors subject to removal pursuant to proposal Four. Please clarify in your disclosure whether your nominees would be elected if less than all but more than three directors were removed. Will your nominees not be elected if proposal Two is approved but only three current directors are removed? Given your apparent desire to have a six-member board, will your nominees not be elected if proposal Two is approved but only seven (or fewer) current directors are removed?
We have clarified our disclosure with respect to your comments above. Please note that we have revised proposal two to clarify that, if approved, the board will consist of nine members.

8.	We note that your nominees have agreed that if elected they will serve only a one-year term and be subject to annual reelection, if proposal One is approved. Please tell us supplementally whether state law specifically allows your nominees to limit their terms unilaterally. Also, disclose whether your nominees will resign at the end of the one-year term to effect this agreement.

State law is silent with respect to allowing our nominees to unilaterally limit their terms. However, often times when corporations themselves seek to de-classify their boards, they state that the directors have agreed to limit, or cut short, their terms and be re-elected annually effective upon approval of the de-classification. AMG is attempting to apply that concept here as they believe that the annual election of directors is in the best interest of shareholders. We have revised our disclosure to indicate that our nominees, if elected, have agreed that they will only serve a one year term and they will be subject to re-election annually. If one of our nominees is not re-elected annually, then they will no longer serve as a director.
9.	You indicate that all of your nominees have agreed to serve if elected. Please also disclose whether your nominees have consented to be named in the proxy materials. See Rule 14a-4(d).
We have added the requested language.

Future Shareholder Proposals, page 23
10.	We note you address future shareholder proposals for the 2009 annual meeting. Please revise to address the 2008 annual meeting.
We have revised the disclosure to address only the 2008 annual meeting, although you will note these dates have already passed.
Certain Information Concerning the Participants, page 23
11.	Please refer to the penultimate paragraph of this section. Please tell us, with a view toward revised disclosure, why you need to qualify your disclosure as follows: (i) participants or its affiliates “may have obtained” loans from the LNB, (ii) Mr. Calabrese “assumes” the loans were on the same terms as offered to other customers, and (iii) none of the participants “to the best knowledge of AMG” engaged in a transaction, etc.
With respect to (i) and (ii), as disclosed, Mr. Calabrese and his company, CRM, are partners of, and/or manage, various limited partnerships. Because Mr. Calabrese may not manage these limited partnerships or may not manage them on a daily basis, he cannot state with certainty whether or not the partnerships have obtained loans from LNB. However, he assumes that if the partnerships obtained loans from LNB that such loans would be on substantially the same terms as LNB’s other customers since he has no reason to believe that LNB offers loans on other terms. In addition, because these loans would be ordinary course loans, we do not believe that the transactions would be required to be disclosed under Item 404 of Regulation S-K. However, in the interest of full and complete disclosure, we decided to provide as much information as we could. If the Commission prefers, we believe that we could delete the language in question and still comply with the proxy rules. For now, we have minimally revised the disclosure. With respect to (iii), we have deleted “to the best knowledge of AMG.”
Annex B
12.	We note you refer security holders to information that you are required to provide (in this and other sections of your proxy statement) and will be contained in the company’s proxy statement for the special meeting. We presume that you are relying upon Rule l4a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.
We have revised Annex B to include the security holder information regarding the executive officers and directors of LNB as well as any 5% holders, all as set forth in LNB’s preliminary proxy statements filed with the SEC on February 5 and 13, 2008.
Closing Comments
Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.
We have filed amendment number one to the preliminary proxy statement marked to show the revisions described in this letter. A copy of the proxy statement is also attached for your convenience.

     Please let me know if we can provide you with any further information regarding this matter or if you have further comments. You can reach me at 216-736-7215. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert

cc:	Richard M. Osborne
Steven A. Calabrese

AMG Investments, LLC
8500 Station Street
Suite 113
Mentor, Ohio 44060
February 13, 2008
Via Fax & EDGAR
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-3628

Re:	LNB Bancorp, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 31, 2008 by AMG Investments, LLC SEC File No. 000-13203
Dear Mr. Duchovny,
Pursuant to the request of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Christopher J. Hubbert dated February 5, 2008, please find below the acknowledgment of AMG Investments, LLC, Richard M. Osborne and Steven A. Calabrese (collectively, the “Filing Persons”).
The Filing Persons acknowledge that:
•	They are responsible for the adequacy and accuracy of the disclosure in their filing with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	They may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, AMG Investments, LLC
/s/ Richard M. Osborne
By: Richard M. Osborne, Co-Manager

/s/ Richard M. Osborne
Richard M. Osborne, Individually

/s/ Steven A. Calabrese
Steven A. Calabrese, Individually

cc:     Christopher J. Hubbert